Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       02 August, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 5 July 2004
             2.  Transaction in Own Shares announcement made on 14 July 2004
             3.  Director Shareholding announcement made on 15 July 2004
             4.  Transaction in Own Shares announcement made on 21 July 2004

Enclosure 1

Monday, 5 July 2004

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that on Friday 2 July 2004 it transferred to a participant in its employees share schemes 11,750 ordinary shares at a price of 183 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 60,638,437 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,573,990,601.

Enclosure 2

Wednesday 14 July 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 283,042 ordinary shares at prices between 139 pence and 156 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 60,355,395 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,574,273,643.

Enclosure 3

                                   SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc


2)  Name of Director

Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.


7) Number of shares/amount of stock acquired:

Purchase of 65 shares at 190.25p per share.


 8) Percentage of issued class

n/a


9) Number of shares/amount of stock disposed

n/a


10) Percentage of issued class

n/a


11) Class of security

Ordinary shares of 5p each


12) Price per share

190.25p


13)    Date of transaction

14 July 2004


14) Date Company informed

15 July 2004


15) Total holding following this notification

Paul Reynolds:

1. 47,099 ordinary shares - personal holding;

2. 137,877 ordinary shares under the BT Group Incentive Share Plan - contingent award;

3. 233,029 ordinary shares under BT Group Deferred Bonus Plan;

4. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;

5. Options over 1,769,624 ordinary shares under BT Group Global Share Option
   Plan.


16) Total percentage holding of issued class following this notification

n/a


If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a


18) Period during which or date on which exercisable

n/a


19) Total amount paid (if any) for grant of the option

n/a


20) Description of shares or debentures involved: class, number

n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22) Total number of shares or debentures over which options held following this notification

n/a


23) Any additional information

The above named Director has a technical interest, as at 15 July 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 120,598 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 30,208,127 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


 24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 15 July 2004

Enclosure 4

Wednesday 21 July 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 155 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 60,355,240 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,574,273,798.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary, Head of Shareholder Services


Date 2 August, 2004